Exhibit 99.1

800-885 West Georgia Street
Vancouver, BC, Canada, V6C 3H1
PH 1-604-687-5700 FX 1-604-687-6314
WEB: www.continentalenergy.com
EMAIL: mail@continentalenergy.com

I N F O R M A T I O N

C I R C U L A R

As at October 26, 2012

FOR THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS
To Be Held On November 30, 2012

SOLICITATION OF PROXIES

This information circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of Continental Energy Corporation (the “Company”) for use at the Annual General Meeting (the “Meeting”) of the Shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof. Except where otherwise indicated, the information contained herein is stated as of October 26, 2012.

PERSONS OR COMPANIES MAKING THE SOLICITATION - The enclosed Form of Proxy is solicited by management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse Shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals, authorization to execute the Form of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT OF PROXIES - The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company ("Management Proxyholder"). A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper form of proxy.

A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with Computershare Investor Services Inc., 100 University Ave, 9th Floor, Toronto, Ontario M5J 2Y1, not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting or any adjournment of it unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXIES - Every proxy may be revoked by an instrument in writing: a) executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney, of the corporation; and b) delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the meeting or any adjournment of it, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof, or in any other manner provided by law. Only registered shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

VOTING AND EXERCISE OF DISCRETION OF PROXIES - The proxyholder will vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for. In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy. In the absence of any direction as to how to vote the shares, an Alternate Proxyholder has discretion to vote them as he or she chooses. The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the attached Notice of Meeting and other matters which may properly come before the Meeting. At present, Management of the Company knows of no such amendments, variations or other matters.

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NON-REGISTERED HOLDERS OF COMPANY’S SHARES - Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”) or in the US, CEDE & Co.) of which the Intermediary is a participant.

NOBO and OBO - Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as Non-Objecting Beneficial Owners (“NOBO’s”). Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as Objecting Beneficial Owners (“OBO’s”). In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) directly to the NOBO’s, and indirectly through Intermediaries to the OBO’s. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

VOTING INSTRUCTION FORM - Meeting Materials sent to Beneficial Owners who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions, Voting Instruction Form (“VIF”). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIF’s, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF. In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Non-Registered Holders receiving a VIF cannot use that form to vote common shares directly at the Meeting. Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting.

BROADRIDGE - Many brokerages and intermediaries now delegate the responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically applies a special sticker to the VIF or proxy forms, mails those forms to the Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted. All references to Shareholders in this Information Circular and the accompanying Form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors and the appointment of auditors. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director or executive officer of the Company at any time since the beginning of the most recently completed financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On October 26, 2012 (the “Record Date”), there were 99,540,381 common shares issued and outstanding, each share carrying the right to one vote. Only Shareholders of record at the close of business on the Record Date will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof. To the knowledge of the directors and executive officers of the Company, as at the date of this Information Circular, no Shareholder beneficially owns, or controls or directs, directly or indirectly, common shares carrying more than 10% of the voting rights of all of the Common Shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

The Shareholders will be asked at the Meeting to consider and take action including voting in accordance with the Form of Proxy attached with regard to passing ordinary and special resolutions as may be required in regard to the following issues.

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VOTE ISSUE – 1 : ELECTION OF DIRECTORS

The directors of the Company are elected at each Meeting and hold office until the next Meeting. In the event or resignation of a sitting director, the board of directors may act to appoint a replacement director until the next Meeting. The Company is currently authorized to have up to four directors.

At this Meeting the Shareholders will be asked to vote to fix the number of Directors of the Company at four (4) for the forthcoming year and vote to elect a slate of directors for the forthcoming year to serve until the next Meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated. Nominees for election as directors at the Meeting as proposed by management are the individuals listed below and described in the preceding section. Management recommends a vote “For” each of its nominees. Other nominees or alternate nominees may be made from the floor at the Meeting. Management does not contemplate that any of its nominees will be unable to serve as a Director.

UNLESS SUCH AUTHORITY IS WITHHELD, THE MANAGEMENT PROXYHOLDER NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE TO FIX THE BOARD OF DIRECTORS AT FOUR (4) DIRECTORS AND FOR THE RE-ELECTION OF MANAGEMENT’S RECOMMENDED NOMINEES: 1) MR. RICHARD L. MCADOO, 2) MR. ROBERT V. RUDMAN, 3) MR. PHILLIP B. GARRISON, AND 4) MR. DAVID W.T. YU.

The following table sets out the names of the Management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been Directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised.

NOMINEES FOR ELECTION OR RE-ELECTION AS A DIRECTOR
Name, Municipality of Residence and Executive Position, if any	Principal occupation and if not a previously elected director, occupation during the past 5 years [1]	Director Since	Number of Common Shares beneficially owned or directly or indirectly controlled [2]
Richard L. McAdoo [3] Jakarta, Indonesia. Director, Chairman & CEO	Certified Petroleum Geologist	January 1999	8,829,158 shares 5,000,000 options 790,000 warrants
Robert V. Rudman [3,4,5] Tampa, Florida Director & CFO	Canadian Chartered Accountant	December 2009	3,002,000 shares 5,000,000 options No warrants
Phillip B. Garrison [3,4,5] Dubai, UAE Non-Executive Director	Independent Businessman & Certified Public Accountant	September 2007	No shares 1,000,000 options No warrants
David W.T. Yu [4,5] Hong Kong, China Non-Executive Director	Independent Businessman	April 2005	3,833,334 shares 1,000,000 options 2,000,000 warrants

Notes:
1 See following section entitled “Resume of Company's candidates proposed for election and re-election as directors” for more detail.
2 Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Record Date, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.
3 Member of the reserves committee.
4 Member of the compensation committee.
5 Member of the audit committee.

No current director or director proposed for election:

(a)	is, or, within the ten years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any issuer that:
(i)

was the subject of a cease trade or similar order, or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days while the Director was acting in that capacity

(ii)

was subject to an event that resulted, after the Director ceased to be a director, chief executive officer or chief financial officer of the issuer, in the issuer being the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, and which resulted from an event that occurred while the Director was acting in that capacity;

(b)

is, as at the date of information circular, or has been within ten years before the date of the information circular, a director or executive officer of any company (including the Company) that, while the Director was acting in that capacity or within a year of the Director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets; or

(c)

has, within the ten years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

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No current director or director proposed for election, within the ten years before the date of this Information Circular, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority.

No current director or director proposed for election has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

The expertise and relevant educational background of the nominees for director are as follows:

Richard L. McAdoo holds Bachelors and Masters degrees in Geology from Texas Tech University; and a Masters degree in Business Administration from Boston University. He is registered as a Certified Petroleum Geologist by the American Association of Petroleum Geologists. Actively involved in the international oil exploration and production business for the last 30 years, Mr. McAdoo has held a variety of technical and management positions in exploration and production for Mobil Oil Company, Phillips Petroleum Company, Jackson Exploration, Inc., Triton Energy Corporation, Tracer Petroleum Company, and others in many regions including the North Sea, Middle East, Africa, South America, FSU and Asia.

David W.T. Yu, a resident of Hong Kong, is an experienced independent financial professional with thirty years experience in the securities, commodities, bullion, and foreign exchange trading business in Hong Kong. He has been employed by Rothschild & Sons, Shearson American Express, and Citibank. Recently Mr. Yu has led negotiations that led to long term intergovernmental oil supply agreements between the Chinese government and oil producing nations in Africa in exchange for Chinese government backed investment in economic development, trade and infrastructure projects. He is currently working on similar deals in South America and in West Africa.

Phillip B. Garrison is a resident of Dubai, United Arab Emirates. He is a graduate of the University of Oklahoma and holds an MBA from Southern Methodist University. He is a CPA registered in Texas. He is a past President of the American Business Council in Dubai and is a trustee of the American School of Dubai. After graduation from OU, Mr. Garrison began his career in 1975 in the Oklahoma City office of the public accounting firm of Arthur Young and Company (now Ernst & Young) before eventually becoming the Director of Tax in its Hong Kong office. In 1987 he joined Caltex (a Chevron-Texaco joint venture company) in its Irving, Texas office before being posted to Caltex’s Dubai office in 1994. After serving in various regional positions he was appointed Managing Director - Gulf Region responsible for all aspects of Caltex downstream and marketing activities in the Middle East. In 2001 he founded Downstream Developments Inc. in Dubai and consults on and develops ventures for transportation and logistics, oil and gas infrastructure projects, and petroleum product marketing. Recently he has worked with the Falcon Group of Dubai, a FEDEX subcontractor in the Middle East and North Africa, as its Managing Director - Ground, where he ran operations for land express cargo and logistics services. He is presently working with Specialist Group Dubai as its executive officer in charge of operations for its British Military contracts providing logistics, bulk fuels transportation, and waste management services in Iraq and other parts of the Middle East region.

Robert V. Rudman is a Canadian Chartered Accountant, a former auditor with the firm of Price Waterhouse and a proven professional with more than thirty years of hands-on experience in the management and analysis of companies. As a senior member of Canadian and U.S. financial advisory firms, Mr. Rudman has been instrumental in arranging a wide range of debt and equity financings, in structuring a number of mergers and acquisitions, in developing strategic and operational business plans, and in the preparation and filing of all required regulatory reports. Mr. Rudman’s scope of experience includes both domestic and international transactions. His focus has been on the challenges facing early stage public companies. As an officer and director of an emerging high technology Canadian public company for a period of twelve years, Mr. Rudman served as the Chief Financial Officer, the Chief Executive Officer and later as the Chairman of the Board.

VOTE ISSUE – 2 : APPOINTMENT OF AUDITOR

The Shareholders will be asked to appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor. Management is recommending that shareholders vote to appoint Dale, Matheson, Carr-Hilton & Labonte LLP, Chartered Accountants, of Vancouver, British Columbia, as the Auditor of the Company. Dale, Matheson, Carr-Hilton & Labonte LLP is currently the auditor of the Company and was first appointed in October 2006.

UNLESS OTHERWISE INSTRUCTED, THE MANAGEMENT PROXYHOLDER NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE TO APPOINT DALE, MATHESON, CARR-HILTON & LABONTE LLP, CHARTERED ACCOUNTANTS, OF VANCOUVER, BRITISH COLUMBIA, AS THE AUDITOR OF THE COMPANY TO HOLD OFFICE FOR THE ENSUING YEAR AT A REMUNERATION TO BE FIXED BY THE DIRECTORS.

VOTE ISSUE – 3 : STOCK OPTION PLAN

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Approval of Stock Option Plan

Shareholder approval for the Company’s current stock option plan (the “2008 Plan”) was obtained at the annual general meeting of the Shareholders held on December 12, 2008. The purpose of the Plan is to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company (the “Participants”) to acquire common shares in the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of their affairs.

As of September 17, 2012, the Board of Directors approved replacing and superseding the 2008 Plan with an amended and restated Stock Option Plan (the “2012 Plan”). The 2012 Plan shall apply to all incentive stock options granted under the 2008 Plan, provided that the specific terms of any valid and outstanding incentive stock option agreement shall not be in any other way amended, diminished, or otherwise prejudiced by application of the 2012 Plan.

The 2012 Plan is subject to such approvals of the shareholders of the Company and any applicable stock exchanges as may be required from time to time by the terms of the 2012 Plan and the rules of any applicable stock exchanges. At the Meeting, shareholders will be asked to ratify, confirm and approve the 2012 Plan. A copy of the 2012 Plan is attached to this Information Circular as Schedule “C”.

The following persons are eligible to receive options under the plan (capitalized terms are defined in the body of the 2012 Plan): (a) a part-time or full-time employee, or independent contractor of the Company, a Related Entity, a Subsidiary or a Joint Venture Affiliate; (b) a consultant to the Company, to a Related Entity, to a Subsidiary, or to a Joint Venture Affiliate who (i) is engaged to provide services to the Company, Related Entity, Subsidiary, or a Joint Venture Affiliate (other than services provided in relation to a distribution) under a written contract; or who (ii) spends or will spend a significant amount of time and attention on affairs and business valuable to the Company; (c) a director or officer of a Related Entity, a Subsidiary, or a Joint Venture Affiliate; or (d) an Outside Director of the Company.

Subject to certain exceptions, the total number of Shares reserved and available for grant and issuance pursuant to the 2012 Plan is 25,000,000 Shares. Notwithstanding the foregoing: (a) the number of Shares reserved for issuance to any one person pursuant to Options granted under the Plan shall not exceed 7.5% of the issued and outstanding Shares; (b) the number of Shares which may be reserved for issuance pursuant to the Plan (together with those Shares which may be issued pursuant to any other share compensation arrangement of the Company) to all Related Persons shall not exceed 15% of the Shares outstanding on a non-diluted basis from time to time; (c) the number of Shares which may be issued pursuant to the Plan (together with those Shares which may be issued pursuant to any other share compensation arrangement of the Company) to all Related Persons, within a one-year period, shall not exceed 10% of the Shares outstanding on a non-diluted basis from time to time; and (d) the number of Shares which may be issued pursuant to the Plan (together with those Shares which may be issued pursuant to any other share compensation arrangement of the Company) to any one Related Person and such Related Person’s associates, within a one-year period, shall not exceed 5% of the Shares outstanding on a non-diluted basis from time to time.

The options have a maximum term of five years from the date of the grant.

The vesting schedule for any option shall be determined by the Committee appointed by the board of directors or if no Committee is appointed, board of directors of the Company acting in its sole discretion, and shall be noted in the stock option certificate or agreement that evidences such option, unless the vesting schedule is accelerated in accordance with the provisions of the 2012 Plan or an Participant’s employment agreement.

The exercise price of options will be determined by the Committee when the option is granted and, if the Company’s Shares are then listed on a stock exchange, shall not be less than price permitted by the policies of such stock exchange.

All capitalized terms not defined herein shall have the same meaning as set forth in the Plan.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the 2012 Plan and authorize the Directors at their discretion to grant options in accordance with the 2012 Plan.

At the Meeting, shareholders will be asked to approve the following ordinary resolution (the “2012 Plan Resolution”), which must be approved by at least a majority of the votes cast by Shareholders represented in person or by proxy at the Meeting who vote in respect of the 2012 Plan Resolution:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of the Company, that:

1. The proposed 2012 Stock Option Plan (the “2012 Plan”), attached as Schedule “C” to the Company’s Information Circular dated October 26 , 2012 be and is hereby ratified, confirmed and approved; and

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2. Any director or officer of the Company is hereby authorized and directed to execute or cause to be executed, under corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such documents, and do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.”

It is the intention of the Designated Persons named in the enclosed form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxy FOR the 2012 Plan Resolution.

Management of the Company recommends that Shareholders vote in favor of the 2012 Plan Resolution.

OTHER BUSINESS

The Shareholders may or may not be asked to conduct other business as may be properly brought before the Meeting. Management has no plans to bring up other business at the Meeting and no knowledge of any such matters which may be properly brought up at the Meeting by others entitled to do so.

PHILOSOPHY AND OBJECTIVES IN COMPENSATION OF EXECUTIVES

The Company’s executive compensation program is designed to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Company’s shareholders. The Company’s board of directors has delegated compensation matters to its Compensation Committee which recommends compensation to the Board for its approval. The Compensation Committee uses discretion and judgment when determining compensation levels as they apply to a specific executive. Individual compensation may be based on individual experience and performance or other criteria deemed important by the Compensation Committee. In order to meet the Company’s objectives, executive compensation is guided by:

  providing executives with an equity-based incentive plan, namely a stock option plan;

  aligning employee compensation with company corporate objectives; and

  attracting and retaining highly qualified individuals in key positions.

COMPENSATION ELEMENTS - An executive compensation policy has been established to acknowledge and reward the contributions of the executive officers to the Company’s success and to ensure competitive compensation, in order that the Company may benefit from the expertise required to pursue its objectives. The Company’s executive compensation policy is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are intended to work in concert to maximize company and individual performance by establishing specific, competitive operational and financial goals and by providing financial incentives to employees based on their level of attainment of these goals. The Company’s current executive compensation program is comprised of the following four basic components:

1.	base salary;
2.	non-equity incentives—consisting of a cash bonus linked to both individual and corporate performance;
3.	long-term compensation—consisting of stock options granted under the Company’s formal stock option plan; and
4.	other elements of compensation—consisting of benefits and perquisites.

Base Salary - Salaries of the Company’s executive officers are reviewed periodically by the Compensation Committee. In determining individual base salaries, the Compensation Committee takes into consideration individual circumstances that may include the scope of an executive’s position, location of employment, the executive’s relevant competencies, experience, performance, and retention risk.

Non-Equity Incentives - The Company has no formal short or long term non-equity incentive compensation plan having objective targets or measures in determining non-equity incentives, but instead periodically makes cash bonuses allocated and paid to one or more executives based on merit and individual accomplishment and contribution to advancing the Company’s project development and strategic objectives. The granting of cash incentives require the approval of both the Compensation Committee and the Board of Directors and are based upon an assessment of each individual’s performance in achieving significant value for the Company, specifically; an executive being instrumental in successfully negotiating a new property acquisition, arranging a financing, drilling a successful well, closing a corporate merger or acquisition, or playing a substantive role in a similar milestone event.

Long-Term Equity Compensation Plan - The Company has no formal long term equity compensation plan having objective targets or measures in determining equity incentives, instead incentive compensation paid to the Company’s executive officers consists exclusively of Option-Based awards pursuant to the Company’s formal “Stock Option Plan”. The Stock Option Plan permits the award of a number of options that varies in accordance with the contribution of the officers and their responsibilities and limits the amounts of options which can be granted to a single person to 7.5% of the Company’s issued and outstanding shares and 15% of same to all related persons (directors, officers, and

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insiders) as a group. We established the Company’s Stock Option Plan in order to attract and retain directors, executive officers and employees, who will be motivated to work towards ensuring the success of the Company. The Stock Option Plan was adopted by vote of the Shareholders at the Company’s annual general meeting on December 12, 2008 (the “2008 Plan”) and remains in full force and effect unless replaced by the 2012 Plan. Shareholders are being asked to approve of the 2012 Plan to replace the 2008 Plan (See Vote Issue 3 – Stock Option Plan). The 2008 Plan and the 2012 Plan, whichever is applicable, is referred to below as the “Stock Option Plan”.

The Board of Directors has full and complete authority to interpret the Stock Option Plan, to establish applicable rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Stock Option Plan, provided that such interpretations, rules, regulations and determinations are consistent with the express provisions of the Stock Option Plan; rules of all stock exchanges and quotation systems on which the Company’s securities are then traded; and with all applicable securities legislation.

Individuals eligible to participate under the Stock Option Plan will be determined by either the Board of Directors or the Compensation Committee. Options granted under the Stock Option Plan may be exercised at any time within a maximum period fixed at the date of their grant but not more than 5 years (the ‘‘Outside Expiry Date’’). The Board of Directors or the Compensation Committee, as the case may be, designates, at its discretion, the individuals to whom stock options are granted under the Stock Option Plan and determines the number of Common Shares covered by each of such options, the grant date, the exercise price of each option, the expiry date, the vesting schedule and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. To encourage retention and focus management on developing and successfully implementing the continuing growth strategy of the Company, stock options generally vest immediately but may vest over a specified period of months. The Board of Directors or the Compensation Committee, as the case may be, takes into account previous grants of options when considering new grants. The price at which the common shares may be purchased may not be lower than the closing price of the Common Shares on the OTC-BB on the last five trading days preceding the date of grant of the option. For more information on the Company’s Stock Option Plan, see Schedule “C” attached.

Pension Plan Benefits - The Company does not currently have, nor does it expect to implement during the forthcoming fiscal year, any formal pension plans that provide for payments or benefits at, following, or in connection with retirement.
Share-Based Awards - The Company does not currently have, nor does it expect to implement during the forthcoming fiscal year, any formal short or long term share-based award plans that provide for any direct grants and issues of Company securities to its executives as compensation.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)	the Company’s chief executive officer (“CEO”);
(b)	the Company’s chief operating officer (“COO”);
(b)	the Company’s chief financial officer (“CFO”);
(c)

each of the Company’s most highly compensated individuals, other than the CEO, COO, and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than CDN$150,000 for that financial year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the company, nor acting in a similar capacity, at the end of the most recently completed financial year.

COMPENSATION OF NAMED EXECUTIVE OFFICERS - As at June 30, 2012, the end of the most recently completed financial year of the Company, the Company had three Named Executive Officers. The names and positions each holds within the Company are set out in the following table. A summary of compensation paid or accrued to the benefit of each Named Executive Officer during the fiscal year ended June 30, 2012 is set out within the following “Summary Compensation Table”. The Company reports its financial statements in US dollars and therefore all amounts therein are reported in US dollars.

SUMMARY TABLE - COMPENSATION OF NAMED EXECUTIVE OFFICERS
Name and Principal Position	Fiscal Year Ended	Salary	Share-Based Awards (1)	Options-Based Awards (1)	Non-Equity Incentive Plan Compensation		Pension Value	All Other Compensation	Total Compensation (US$)
					Annual	Long-Term
Richard L. McAdoo Chairman & CEO	30-JUN-12	$127,500	Nil	$233,014	Nil	Nil	Nil	Nil	$360,514
Andrew T. Eriksson President & COO	30-JUN-12	$15,000	Nil	Nil	Nil	Nil	Nil	Nil	$15,000
Robert V. Rudman CFO	30-JUN-12	$105,000	Nil	$233,014	Nil	Nil	Nil	Nil	$338,014

Notes:

[1]

The value of any share-based and option-based awards reflects the fair value of options granted on the dates of each grant. The fair value is computed using the Black Scholes option pricing model with the following weighted average assumptions: a) an average risk-free

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interest rate; b) expected years of life of the option; c) the price of the stock on the grant date; d) expected volatility expressed as a percentage; and e) an assumption of no expected dividend payments. The Black Scholes model is used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value. There is no difference between the fair-value of the options as calculated in the table above and the fair-value calculated in accordance with CICA Handbook Section 3870.

VALUE OF OUTSTANDING AND UNEXERCISED SHARE-BASED AND OPTION-BASED AWARDS - The following table sets forth information for each Named Executive Officer regarding all unexercised Option-Based and Share-Based compensation outstanding at the end of the most recently completed financial year.

SUMMARY TABLE - OUTSTANDING OPTION & SHARE BASED AWARDS TO NAMED EXECUTIVE OFFICERS
Named Executive Officer	Stock Options				Share-Based Awards
	Number of securities underlying unexercised options	Stock Option Exercise Price (US$)	Stock Option Expiration Date	US$ Value of "In-the-Money" Options (1)	Number of shares or units of shares that have not vested	Market or payout US$ value of share- based awards that have not vested
Richard L. McAdoo Chairman & CEO	1,000,000 4,000,000	0.07 0.05	12/31/2012 3/31/15	$20,000 $160,000	Nil	Nil
Andrew T. Eriksson President & COO	840,000	0.07	12/31/2012	$16,800	Nil	Nil
Robert V. Rudman CFO	1,000,000 4,000,000	0.07 0.05	12/31/2012 3/31/15	$20,000 $160,000	Nil	Nil

Notes:

[1]

The closing price of the Company’s common shares on the OTC Bulletin Board at fiscal year end June 30, 2012 was US$0.09. Fully vested but outstanding and not yet exercised options are "in-the-money" only if the days stock trading price is higher than the option exercise price. In such case the "in-the-money" value is calculated based on the difference between the market value of the securities underlying the option at the end of the fiscal year, and the exercise price of the option. All of the options indicated are fully vested and were fully vested on grant.

COMPENSATION FROM AWARDS, NON-EQUITY INCENTIVES, & PENSION PLANS - The following table sets forth information for each Named Executive Officer regarding compensation vested from Option-Based and Share-Based awards and earned from Non-Equity Incentive Plans and Pension Plans compensation during the most recently completed fiscal year ended June 30, 2012

SUMMARY TABLE - OFFICERS INCENTIVE & PENSION PLAN AWARDS: VALUE VESTED OR EARNED DURING THE YEAR
Named Executive Officer	(1) Option-Based Awards	(2) Share-Based Awards	(3) Non-Equity Incentive Plan Compensation	(4) Pension Plan Compensation
	US$ Value Vested During the Year	US$ Value Vested During the Year	US$ Value Earned During the Year	US$ Value Earned During the Year
Richard L. McAdoo Chairman & CEO	$233,014	Nil	Nil	Nil
Andrew T. Eriksson President & COO	Nil	Nil	Nil	Nil
Robert V. Rudman CFO	$233,014	Nil	Nil	Nil

Notes:

[1]	The Company awards incentive stock options which are fully vested on grant.
[2]	The Company has no plan under which it grants Share-Based Awards, and no such awards were made or vested during the year.
[3]	The Company has no Non-Equity Incentive Plan, and no such awards were made or earned during the year.
[4]	The Company has no Pension Plan, and no such awards or contributions were made or earned during the year.

Continental Energy Corporation - AGM 2012	Information Circular	Page 8 of 27

COMPENSATION PAYABLE ON TERMINATION OF EMPLOYMENT - The following table sets forth information for each Named Executive Officer regarding compensation to be paid in connection with termination of employment Without Cause, Due to Change of Control, and Resignation. The value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered as ‘‘incremental’’ payments made in connection with termination of employment.

SUMMARY TABLE - OFFICERS TERMINATION OF EMPLOYMENT COMPENSATION
Named Executive Officer	(1) Termination Without Cause Provision Value, US$	(2) Termination On Change of Control Provision Value, US$	Resignation Provision Value, US$
Richard L. McAdoo Chairman & CEO	Nil	Nil	Nil
Andrew T. Eriksson President & COO	Nil	Nil	Nil
Robert V. Rudman CFO	Nil	Nil	Nil

Notes:

[1]

There are no Company policies and no provisions in the Company’s employment agreements with its Named Executive Officers for incremental payments to be made to them by the Company in the event of termination of employment “Without Cause”.

[2]

There are no Company policies and no provisions in the Company’s employment agreements with its Named Executive Officers for incremental payments to be made to them by the Company in the event of termination of employment “On Change of Control” of the Company.

COMPENSATION OF DIRECTORS

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the Company’s Stock Option Plan. During the most recently completed financial year, the Company made no new grants of incentive stock options but did amend the terms of existing option held by the two independent directors. No cash compensation was paid to any director of the Company for the director’s services as a director during the most recently completed financial year, other than the reimbursement of out-of-pocket expenses.

COMPENSATION OF DIRECTORS - As at June 30, 2012, the end of the most recently completed financial year of the Company, the Company had four Directors, two of whom, the CEO and the CFO were Named Executive Officers, and did not receive any additional compensation for their services as directors. Their compensation as Named Executive Officers is set forth in the summary table above for executives. Two Directors are non-executive and independent Directors whose names are set out under the following “Summary Compensation Table”. The Company reports its financial statements in US dollars and therefore all amounts therein are reported in US dollars.

SUMMARY TABLE - COMPENSATION OF DIRECTORS
Name of Director	Fees Earned	Share-Based Awards	Options-Based Awards (1)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total Compensation (US$)
Philip B. Garrison Non-Executive Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David T.W. Yu Non-Executive Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

[1]

The value of any share-based and option-based awards reflects the fair value of options granted on the dates of each grant. The fair value is computed using the Black Scholes option pricing model with the following weighted average assumptions: a) an average risk-free interest rate; b) expected years of life of the option; c) the price of the stock on the grant date; d) expected volatility expressed as a percentage; and e) an assumption of no expected dividend payments. The Black Scholes model is used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value. There is no difference between the fair-value of the options as calculated in the table above and the fair-value calculated in accordance with CICA Handbook Section 3870.

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DIRECTOR VALUE OF OUTSTANDING AND UNEXERCISED SHARE-BASED AND OPTION-BASED AWARDS - The following table sets forth information for each non-executive and independent Director regarding all unexercised Option-Based and Share-Based compensation outstanding at the end of the most recently completed financial year.

SUMMARY TABLE - OUTSTANDING OPTION & SHARE BASED AWARDS TO DIRECTORS
Named Executive Officer	Stock Options				Share-Based Awards
	Number of securities underlying unexercised options	Stock Option Exercise Price (US$)	Stock Option Expiration Date	US$ Value of "In-the-Money" Options (1)	Number of shares or units of shares that have not vested	Market or payout US$ value of share- based awards that have not vested
Philip B. Garrison Non-Executive Director	1,000,000(2)	0.07	12/31/2012	$20,000	Nil	Nil
David T.W. Yu Non-Executive Director	1,000,000(2)	0.07	12/31/2012	$20,000	Nil	Nil

Notes:	[1]	The closing price of the Company’s common shares on the OTC Bulletin Board at fiscal year end June 30, 2012 was US$0.09. Fully vested but outstanding and not yet exercised options are "in-the-money" only if the days stock trading price is higher than the option exercise price. In such case the "in-the-money" value is calculated based on the difference between the market value of the securities underlying the option at the end of the fiscal year, and the exercise price of the option. All of the options indicated are fully vested and were fully vested on grant.

Continental Energy Corporation - AGM 2012	Information Circular	Page 10 of 27

DIRECTOR COMPENSATION FROM AWARDS, NON-EQUITY INCENTIVES, & PENSION PLANS - The following table sets forth information for each non-executive and independent Director regarding compensation vested from Option-Based and Share-Based awards and earned from Non-Equity Incentive Plans and Pension Plans compensation during the most recently completed fiscal year ended June 30, 2012.

SUMMARY TABLE - DIRECTOR INCENTIVE & PENSION PLAN AWARDS: VALUE VESTED OR EARNED DURING THE YEAR
Director	(1) Option-Based Awards	(2) Share-Based Awards	(3) Non-Equity Incentive Plan Compensation	(4) Pension Plan Compensation
	US$ Value Vested During the Year	US$ Value Vested During the Year	US$ Value Earned During the Year	US$ Value Earned During the Year
Philip B. Garrison Non-Executive Director	Nil	Nil	Nil	Nil
David T.W. Yu Non-Executive Director	Nil	Nil	Nil	Nil

Notes:

[1]	The Company awards incentive stock options which are fully vested on grant.
[2]	The Company has no plan under which it grants Share-Based Awards, and no such awards were made or vested during the year.
[3]	The Company has no Non-Equity Incentive Plan, and no such awards were made or earned during the year.
[4]	The Company has no Pension Plan, and no such awards or contributions were made or earned during the year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER ALL EQUITY COMPENSATION PLANS

The only equity compensation plan under which the Company issues its own securities is its Stock Option Plan. The following table sets out information as at the date of this Information Circular with respect to compensation plans under which equity securities of the Company are authorized for issuance against exercise of stock options.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	(1) Number of securities remaining available for future issuances at the date of this circular (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders on December 12, 2008 as the Company’s Stock Option Plan	16,340,000	US$ 0.06	3,568,076
Equity compensation plans not approved by security holders	nil	Nil	nil
Totals	16,340,000	US$ 0.06	3,568,076

Notes:
1The Company’s Stock Option Plan provides for a “rolling plan” that sets the number of common shares available for grant as options under the plan at 20% of those common shares outstanding. At the October 26, 2012 date of this Information Circular the amount of common shares issued and outstanding was 99,540,381 and 20% of this amount is 19,908,076.

MANAGEMENT CONTRACTS

Management functions of the Company and its subsidiaries are not performed by anyone other than Directors or Named Executive Officers of the Company.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Directors, executive officers, employees, or proposed nominees for election as directors or their associates has been indebted to the Company during the most recently completed financial year.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, nominee for election as a director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An ‘informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as, it has purchased, redeemed or otherwise acquired any of its shares.

AUDIT COMMITTEE

National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

Composition of the Audit Committee - The Company’s audit committee during the most recently completed financial year consisted of three directors: Robert V. Rudman, Philip B. Garrison, and David W.T. Yu. As defined in NI 52-110, Philip B. Garrison, and David W.T. Yu. are both “independent”. Robert V. Rudman is CFO of the Company and is therefore not independent. Also as defined in NI 52-110, all of the audit committee members are “financially literate”.

Relevant Education and Experience - Details of the relevant education and experience of each audit committee member is disclosed above under “Resumes of Company’s Candidates for election and Re-election as Directors”.

Audit Committee Charter - The Company has adopted a Charter of the Audit Committee of the Board of Directors, which is attached as Schedule “A” to this Information Circular.

Audit Committee Oversight - During the most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions - During the most recently completed financial year, the Company has not relied on the exemptions contained in section 2.4 or under part 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures - The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

External Auditor Service Fees

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories. The Company reports its financial statements in US dollars and therefore all amounts therein are reported in US dollars. The fees paid by the Company to its auditor during the two most recently completed financial years, by category, are as follows:

Year Ended	Audit Fees	Audit Related Fees(1)	Tax Fees	All Other Fees
June 30, 2012	$21,500	$3,000(2)	Nil	Nil
June 30, 2011	$20,400	$3,000(1)	Nil	Nil

Notes:
1 Review and preparation related FYE filings for US SEC including Form20F.
2 Estimate.

Exemption

The Company is relying on the exemption provided by section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICE

The Canadian Securities Administrators have issued guidelines on corporate governance disclosure for venture issuers as set out in Form 58-101F2 (the “Disclosure”). The Disclosure addresses matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The Company’s approach to corporate governance in the context of the specific Disclosure issues outlined in Form 58-101F2 is set out in the attached Schedule “B”.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR at www.sedar.com. Shareholders can obtain copies of the Company’s financial statements and management discussion and analysis of financial results by sending a request in writing to the Company at 800-885 West Georgia Street, Vancouver, BC, Canada, V6C 3H1. Financial information regarding the Company is provided in the Company’s audited financial statements for the years ended June 30, 2012 and 2011 and in the accompanying management discussion and analysis, both of which are available on SEDAR at www.sedar.com.

DATED at Jakarta, Indonesia on October 26, 2012.
(signed)
Richard L. McAdoo,
Director, CEO & Chairman

Continental Energy Corporation - AGM 2012	Information Circular	Page 13 of 27

SCHEDULE - A: AUDIT COMMITTEE CHARTER

CONTINENTAL ENERGY CORPORATION
Audit/Conflicts Committee Charter
Last Revised 22-Nov-05

I.	Purpose

The Audit/Conflicts Committee (the "Committee") of Continental Energy Corporation (the "Company") will:

A.	assist the Company's Board of Directors (the "Board") in its oversight of:
1.	the integrity of the Company's financial statements, and disclosure and other internal control processes; and
2.	the Company's compliance with ethics policies, and legal and regulatory requirements;
B.	select, retain, compensate, oversee and evaluate the independent auditor;
C.	select, appoint and evaluate personnel to perform the Company's internal audit function as and when, in the opinion of the Committee such become necessary and justified;
D.	provide oversight on the Company's guidelines and policies for assessment and management of financial risk, and any other matters as the Board or the Committee deems appropriate; and
E.	review transactions involving the Company or its majority owned or controlled subsidiaries that the Board believes may involve conflicts of interest.

II.	Organization and Meetings
A.	The Committee will consist of at least three Directors, including a Chairperson, each of whom:
1.

will meet the applicable independence and experience requirements of any applicable or relevant stock exchange or listing authority, the British Columbia Securities Commission, the USA federal securities laws (as amended by the Sarbanes-Oxley Act of 2002) and the rules and regulations of the U.S. Securities and Exchange Commission ("SEC");

2.	will be, in the Board's judgment, financially literate; and
3.

will not simultaneously serve on the audit committees of more than two other public companies, and will not serve as audit committee chairperson for more than one other public company, unless, in each case, the Board of Directors determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee, and such determination is disclosed in the Company's annual report to shareholders.

B.	At least one member of the Committee will be an "audit committee financial expert" as defined by applicable regulations of the SEC.
C.	The Committee will meet as often as it determines, but not less frequently than annually.
D.

The Committee also will meet periodically with management and with applicable internal audit function personnel and with the independent auditor (without the participation of management), in separate executive sessions.

E.	The chairperson of the Committee, or a majority of the Committee members, may call a special meeting of the Committee.
F.	A majority of the members of the Committee, present in person or by means of conference telephone, shall constitute a quorum.
G.

The Committee may request that any directors, officers or employees of the Company, or any other persons whose advice and counsel are sought by the Committee, attend any meeting of the Committee to provide such pertinent information as the Committee may request.

H.	The Committee shall report regularly to the full Board with respect to its activities.
I.	The Committee may act through written resolutions circulated by any communications means appropriate provided that all members of the Committee sign, in counterpart, any minutes or actions taken.
J.	Written minutes of all Committee meetings and circular resolutions shall be kept and the minutes shall be maintained with the books and records of the Company.

III.	Responsibilities

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to determine that the Company's financial statements are complete, accurate, and in accordance with accounting principles generally accepted in the United States, or to plan or conduct audits. These are the responsibilities of management or the independent auditor. The Committee may amend this Charter from time to time as it deems appropriate, with Board approval.

A.	Selection and Oversight of Independent Auditor

The Committee will have the sole authority and responsibility to select, evaluate and, where appropriate, replace the independent auditor. The independent auditor will report directly to the Committee. The Committee will resolve disagreements between

Continental Energy Corporation - AGM 2012	Information Circular	Page 14 of 27

management and the independent auditor regarding financial reporting, and communicate to the independent auditor that he/she is ultimately accountable to the Committee. The Company will provide appropriate funding, as determined by the Committee, to compensate the independent auditor. The Committee will:

1.	review and evaluate the lead audit partner of the independent auditor team;
2.	ensure the rotation of the lead audit partner, and other professional personnel of the independent auditor involved in the audit, as required by law and regulation;
3.	consider whether to rotate the independent auditing firm on a regular basis;
4.	set clear hiring policies for employees or former employees of the independent auditor, in compliance with SEC regulations and stock exchange listing standards;
5.	meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit; and
6.

pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed by the independent auditor, subject to applicable de minimis exceptions for non-audit services. The Committee may delegate this authority to a subcommittee of one or more Committee members; provided, however, that such subcommittee decisions are subsequently presented to the full Committee.

B.	Assessment of Independence and Quality of Independent Auditor

The Committee will engage in an active dialogue with the independent auditor regarding any disclosed relationships or services that might impact the objectivity and independence of the independent auditor, and take appropriate action in response to the independent auditor's report to satisfy itself of the independent auditor's independence.

At least annually, the Committee will obtain and review a formal written report by the independent auditor describing:

1.	the auditing firm's internal quality-control procedures;
2.

any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with any such issues; and

3.	all relationships between the independent auditor and the Company (in order to assess independence).

IV.	Appointment of Personnel to Perform Internal Audit Function

The Committee annually will evaluate, and recommend to the Board of Directors, the election and appointment of the personnel to perform the Company's internal audit function and review and approve any applicable budget (or cost allocation), staffing and annual audit plan required in connection with the performance of the Company's internal audit function. The Committee will have separate direct lines of communication between itself and such internal audit function personnel and, with regard to litigation and legal and regulatory compliance, the General Counsel.

V.	Oversight of Financial Disclosure and Internal Controls
A.	The Committee will review and discuss with management, applicable internal audit function personnel and the independent auditor, as appropriate:
1.

the Company's annual audited financial statements and quarterly unaudited financial statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the results of each quarterly review and annual audit by the independent auditor, and other matters

2.

required to be discussed with the independent auditor by relevant auditing standards, including the quality, not just the acceptability, of the accounting principles and underlying estimates used in the audited financial statements.

B.	The Committee will report to the Board whether it recommends that the most recent year's audited financial statements be included in the Form 10-K;
1.	any other SEC filings as the Committee deems appropriate, prior to filing;
2.	earnings press releases (including the use of pro forma or adjusted non-GAAP information) prior to release;
3.

financial information and earnings guidance provided to analysts and rating agencies (this discussion may be general, and need not take place prior to each instance in which such information is provided); and

4.	the integrity of the Company's accounting and financial reporting processes (both internal and external), including:
a.

all critical accounting policies and practices (including accounting estimates) to be used by the Company, including all major issues regarding accounting principles and financial statement presentations, and any significant changes in the Company's selection or application of accounting principles;

b.

analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments (including use of estimates) made in connection with the preparation of the financial statements, including any required analyses of the effects of alternative GAAP methods on the financial statements;

Continental Energy Corporation - AGM 2012	Information Circular	Page 15 of 27

c.	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;
d.	the results of the activities of the internal audit function personnel and the independent auditor, including major conclusions, findings and recommendations and related management responses;
e.	any material written communications between the independent auditor and management, including any management letters or schedules of unadjusted differences; and
f.

matters of audit quality and consistency, including required communications between the audit team and the independent auditor's national office respecting auditing or accounting issues arising during the engagement.

g.

management's assertions concerning disclosure controls and procedures; and its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year, including the independent auditor's report thereon;

h.	the adequacy and effectiveness of internal controls, including any disclosures made to the Committee by the chief executive officer and/or chief financial officer of the Company, regarding:
i.	significant deficiencies in the design or operation of internal controls or any
j.	material weaknesses therein; and
k.	any fraud, whether or not material, involving management or other employees who have a significant role in the Company's internal controls; and
l.	any special audit steps adopted in light of material control deficiencies.
C.

The Committee will review and discuss, with the independent auditor, any audit problems or other difficulties encountered by the independent auditor in the course of the audit process, and management's response, including any:

1.	restrictions on the scope of the independent auditor's activities or on access to requested information;
2.	significant disagreements with management (and management's responses to such matters);
3.	accounting adjustments that were noted or proposed by the independent auditor but were passed (as immaterial or otherwise); and
4.	management or internal control letter issued, or proposed to be issued, by the independent auditor to the Company.
D.	The Committee will review:
1.	material litigation involving the Company and litigation involving officers and directors of the Company;
2.	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company's financial statements;
3.	the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures,
4.	including the Company's risk assessment and risk management policies;
5.	major capital project post audit results; and
6.	such other matters as the Board or the Committee considers appropriate.

VI.	Compliance and Investigations

The Committee will establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Committee will receive corporate attorneys’ reports of evidence of a material violation of securities laws or breaches of fiduciary duty. In discharging its oversight role, the Committee is empowered to investigate any matter within the scope of its responsibility, with full access to all books, records, facilities and personnel of the Company. The Committee may request any officer or employee of the Company, or the Company’s outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

VII.	Engagement of Experts and Advisors

The Committee will, as it deems appropriate, engage outside legal, accounting or other advisors, without the need for prior approval by the Board of Directors. The Company will provide appropriate funding, as determined by the Committee, for payment of applicable fees and expenses for these parties.

VIII.	Self-Assessment and Evaluation

The Committee will perform a review and evaluation, at least annually, of the performance of the Committee and its members, including a review of the Committee's compliance with this Charter. In addition, the Committee will review and reassess, at least annually, the adequacy of this Charter and recommend to the Board of Directors any improvements to this Charter that the Committee considers necessary. The Committee will conduct such evaluations and reviews in such manner as it deems appropriate.

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---oOo---

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SCHEDULE-B : STATEMENT OF CORPORATE GOVERNANCE DISCLOSURE OF VENTURE ISSUER

The following description of the governance practices of the Company is provided in accordance with the guidelines of National Instrument 58-101, as set out in Form 58-101F2 (the “Form 58-101F2 Guidelines”). The Form 58-101F2 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The directors of the Company will continue to monitor the developments and the various changes to the proposed corporate governance guidelines and best practices and where applicable will amend its corporate governance guidelines accordingly.

Form 58-101F2 Guideline	The Governance Disclosure of the Company

1. Board of Directors

Disclose how the Board of Directors (the “Board”) facilitates its exercise of independent supervision over management, including the identity of directors that are independent, and the identity of directors who are not independent, and the basis for that determination.	During the past fiscal year the Board consisted of four (4) directors, of whom two (2) are independent. None of the unrelated directors has any direct or indirect material relationship with the Company (other than shareholdings) which could, in the view of the Company’s Board, reasonably interfere with the exercise of a director’s independent judgment. Phillip B. Garrison and David W.T. Yu are independent directors. Richard L. McAdoo is the CEO of the Company and is not independent. Robert V. Rudman is the CFO of the Company and is not independent.

2. Directorships

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The directors of the Company are directors of the following reporting issuers set opposite their names:

Name of Director	Reporting Issuer(s)
David W.T. Yu	Apolo Gold & Energy Inc. (OTC: APLL)

3. Orientation and Continuing Education

Describe what steps, if any, the Board takes to orient new Board members, and describe any measures the Board takes to provide continuing education for directors.	Orientation and education of new members of the Board is conducted informally by management and members of the Board. The orientation provides background information on the Company’s history, performance and strategic plans. The Board encourages directors and senior management to participate in appropriate professional and personal development activities, courses and programs. In addition, the Company will provide any further continuing education opportunities for all directors, where required, so that individual directors may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company’s business remains current.

4. Ethical Business Conduct

Describe what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.	The Board has adopted a formal written code of business conduct and ethics available on SEDAR at www.sedar.com. The Board monitors compliance with the code to ensure that its standards are met. All employees are provided with a copy of the code and management is responsible for brining any issues that arise with the code to the Board’s attention.

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5. Nomination of Directors

Disclose what steps, if any, are taken to identify new candidates for Board nomination, including who identifies new candidates, and the process of identifying new candidates.	The Board as a whole identifies new candidates for election to the Board. The Board prepares a shortlist of potential candidates through discussion with respected financial, legal and commercial institutions and interviews the interested candidates. The key criteria include the following: (i) professional background and related qualifications; (ii) industry experience and relevant professional relationships; (iii) other board appointments; (iv) professional standing and reputation in the investment and oil and gas communities; (v) membership of industry committees and (vi) particular technical or financial background depending on the mix of experience on the Board at that time. The Board reviews the shortlist and makes the final determination about director nominations and appointments. Where appropriate independent consultants are engaged to identify possible new candidates for the Board.

6. Compensation

Disclose what steps, if any, are taken to determine compensation for the directors, the CEO and the CFO, including who determines compensation, and the process of determining compensation.	Please refer to the disclosure in the Information Circular under “Philosophy And Objectives In Compensation Of Executives” for disclosure about how compensation of directors and executive officers is determined.

7. Other Board Committees

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board is satisfied that in view of the nature and extent of the Company’s business operations, it is more efficient and cost effective for the full Board to perform the duties that would be required by standing committees, other than the Audit Committee, the Compensation Committee, and the Reserves Committee.

The Reserves Committee is composed of Richard L. McAdoo, Robert V. Rudman and Andrew T. Eriksson. The purpose of the Reserves Committee is to assist the Board in carrying out its responsibilities with respect to annual and interim reviews of the Company's oil and gas reserves. The responsibilities of the Reserves Committee include (i) if required, recommending to the Board the preferred independent evaluators and the terms of the engagement; (ii) if required, reviewing the Corporation's procedures for providing information to the independent evaluator with respect to its oil and gas reserves; (iii) reviewing the Corporation's procedures relating to the disclosure of information with respect to its reserves; (iv) ensuring that the Corporation complies with regulatory and legal requirements; (v) signing off on the year end reserve evaluation; and (vi) generally ensure that all actions necessary have been taken to conform to regulatory and legal requirements.

8. Assessments

Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.	The Board does not, at present, have a formal process in place for assessing effectiveness of the Board as a whole or its individual directors.

---oOo---

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SCHEDULE “C”

CONTINENTAL ENERGY CORPORATION

STOCK OPTION PLAN

Last Revised and with effect from: 17 September 2012

Purpose. The purpose of this Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company or any subsidiary of the Company, by offering them an opportunity to participate in the Company’s future performance through awards of Options.

INTERPRETATION

Definitions. As used in this Plan, the following words and terms will have the following meanings:

“Board” means the board of directors of the Company;

“Change of Control” means:

any Person, or combination of Persons acting jointly or in concert, acquiring or becoming the beneficial owner of, directly or indirectly, more than 50% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities of the Company or of voting securities of the Company that have not been previously issued, or any combination thereof or any other transaction having a similar effect;

and amalgamation, merger or arrangement of the Company with or into another entity where the holders of Shares immediately prior to the transaction will hold less than 51% of the voting securities of the resulting entity upon completion of the transaction.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Committee” means the committee appointed by the Board to administer this Plan, or if no committee is appointed, the Board;

“Company” means Continental Energy Corporation or any successor corporation;

“Disability” means the mental or physical state of an individual such that:

the Board, other than such individual, determines that such individual has been unable, due to illness, disease, mental or physical disability or similar cause, to fulfill his or her obligations as an employee, independent contractor, consultant or director of the Company either for any consecutive six month period or for any period of eight months (whether or not consecutive) in any consecutive 12 month period; or

a court of competent jurisdiction has declared such individual to be mentally incompetent or incapable of managing his or her affairs.

“Eligible Person” means any person who is:

a part-time or full-time employee, or independent contractor of the Company, a Related Entity, a Subsidiary or a Joint Venture Affiliate; or

a consultant to the Company, to a Related Entity, to a Subsidiary, or to a Joint Venture Affiliate who (i) is engaged to provide services to the Company, Related Entity, Subsidiary, or a Joint Venture Affiliate (other than services provided in relation to a distribution) under a written contract;; or who (ii) spends or will spend a significant amount of time and attention on affairs and business valuable to the Company;

a director or officer of a Related Entity, a Subsidiary, or a Joint Venture Affiliate; or

an Outside Director of the Company;

“Expiration Date” means the expiration date specified in the Stock Option Agreement; provided, however, that if at any time the expiry of the term of an Option should be determined to occur either during a period in which the trading of Shares by the optionee is restricted under the insider trading policy or other policy of the Company or within ten business days following such a period, such Expiry Date shall be deemed to be the date that is the tenth business day following the date of expiry of such restriction. Subject to the foregoing, the Expiration Date shall not be more than five years after the date of the grant;

“Exercise Price” means the price at which a holder of an Option may purchase the Shares issuable upon exercise of the Option;

“Joint Venture Affiliate” means a joint venture partner of the Company or a Subsidiary

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“Non-Qualified Stock Option” means an Option that is not a Qualified Stock Option, as designated in the applicable Stock Option Agreement;

“Option” means an award of an option to purchase Shares hereunder;

“Outside Director” means every director of the Company, a Subsidiary, or a Joint Venture Affiliate who is not a part-time or full-time employee, consultant, or independent contractor of the Company;

“Participant” means every Eligible Person who is approved for participation in the Plan by the Committee;

“permitted assign” means, for a person that is an employee, executive officer, director or consultant of the Company or of a Related Entity,

a trustee, custodian, or administrator acting on behalf of, or for the benefit of the person,

a holding entity of the person,

an RRSP or a RRIF of the person,

a spouse of the person,

a trustee, custodian, or administrator acting on behalf of, or for the benefit of the spouse of the person,

a holding entity of the spouse of the person,

or an RRSP or a RRIF of the spouse of the person;

“Plan” means this Stock Option Plan, as further amended from time to time;

“Qualified Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of section 422 of the Code, as designated in the applicable Stock Option Agreement;

“Related Entity” means for the Company, a person that controls or is controlled by the Company or that is controlled by the same person that controls the Company;

“Related Person” means for the Company:

a director or executive officer of the Company or a Related Entity;

an associate of a director or executive officer of the Company or of a Related Entity; or

a permitted assign of a director or executive officer of the Company or of a Related Entity;

“Shares” means the Common Shares and the Preferred Shares (of any series, if applicable) in the capital of the Company and includes any shares of the Company into which such shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed;

“Stock Option Agreement” has the meaning given to that term in subsection 0;

“Subsidiary” means, for any entity not otherwise a Related Entity, a partially owned subsidiary of the Company in which the Company owns at least 5% of its outstanding voting stock;

“Termination” or “Terminated” means, for purposes of this Plan with respect to a Participant that the Participant has for any reason ceased to provide continuous services as an employee, independent contractor, director or consultant to the Company. An employee will not be deemed to have ceased to provide services in the case of:

sick leave; or

any other leave of absence approved by the Committee, provided that such leave is for a period of not more than 90 days unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to formal policy adopted from time to time by the Company and issued and promulgated to employees in writing.

The Committee will have sole discretion to determine whether a Participant has ceased to provide continuous services and the effective date on which the Participant ceased to provide services (the “Termination Date”);

“U.S. Participant” means a Participant who is a United States citizen or resident within the meaning of the Code; and

“U.S. Subsidiary” means a subsidiary of the Company within the meaning of subsection 424(f) of the Code or any successor provision.

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THE PLAN/GRANT OF OPTIONS

Number of Shares Available. Subject to section 0 and Article 5, the maximum number of Shares reserved and available for grant and issuance pursuant to this Plan shall be 25,000,000.

For purposes of the foregoing, any Shares issued upon exercise of Options shall not reduce the percentage of Shares which may be issuable pursuant to Options granted under the Plan. Subject to section 0 and Article 5, any unissued Shares in respect of which Options are granted but that are subject to issuance upon exercise of an Option but cease to be issuable under such Option for any reason (other than exercise of such Option), including without limitation, expiry of the Option or surrender of the Option pursuant to an option exchange program, will again be available for grant and issuance in connection with future Options granted under this Plan. At all times the Company will reserve and keep available a sufficient number of Shares as will be required to satisfy the requirements of all outstanding Options granted under this Plan.

Notwithstanding the foregoing, unless shareholder approval is obtained by the Company:

the number of Shares reserved for issuance to any one person pursuant to Options granted under the Plan shall not exceed 7.5% of the issued and outstanding Shares;

the number of Shares which may be reserved for issuance pursuant to the Plan (together with those Shares which may be issued pursuant to any other share compensation arrangement of the Company) to all Related Persons shall not exceed 15% of the Shares outstanding on a non-diluted basis from time to time;

the number of Shares which may be issued pursuant to the Plan (together with those Shares which may be issued pursuant to any other share compensation arrangement of the Company) to all Related Persons, within a one-year period, shall not exceed 10% of the Shares outstanding on a non-diluted basis from time to time; and

the number of Shares which may be issued pursuant to the Plan (together with those Shares which may be issued pursuant to any other share compensation arrangement of the Company) to any one Related Person and such Related Person’s associates, within a one-year period, shall not exceed 5% of the Shares outstanding on a non-diluted basis from time to time.

Adjustment of Shares. In the event that the number of outstanding Shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, consolidation, combination, reclassification or similar change in the capital structure of the Company without consideration, then:

the number of Shares reserved for issuance under the Plan; and

the number of Shares subject to outstanding Options; and

the Exercise Prices of outstanding Options;

will be proportionately adjusted, subject to any required action by the Board or the shareholders of the Company and compliance with applicable securities laws; provided, however, that fractions of a Share will not be issued but will either be: (i) paid in cash at the closing market price of the Shares on the OTCQB, or such other exchange or trading platform as the Company may be listed, on the date of such aforementioned event; or (ii) rounded down to the nearest whole Share, as determined by the Committee.

Options. The Committee may grant Options to Eligible Persons and will determine the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may be exercised, and all other terms and conditions of the Option, subject to the following:

Form of Option Grant. Each Option granted under this Plan will be evidenced by a stock option agreement or stock option certificate (whether a stock option agreement or stock option certificate, called the “Stock Option Agreement”) which will be in such form set out in Schedule “A” hereto and may contain such provisions (which need not be the same for each Participant) as the Committee may from time to time approve, and which will comply with and be subject to the terms and conditions of this Plan;

Date of Grant. The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, unless otherwise specified by the Committee. The Stock Option Agreement and a copy of this Plan will be delivered to the Participant within a reasonable time after the granting of the Option;

Exercise Period. Subject to Article VII and section 0, Options may be exercisable, up to the Expiration Date, while the Participant is in continuous service and has not ceased to provide services to the Company and, if applicable, in accordance with any vesting schedule determined by the Committee, acting in its sole discretion, with respect to any Participant and so noted in the Stock Option Agreement for such Participant, unless the vesting schedule is accelerated in accordance with the provisions of this Plan or such Participant’s employment agreement. If the application of vesting causes the Option to become exercisable with respect to a fractional Share, such Share shall be rounded down to the nearest whole Share. The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or

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percentage of Shares as the Committee determines. The option shall expire on the Expiration Date set forth in the Stock Option Agreement and must be exercised, if at all, on or before the Expiration Date;

Exercise Price. The Exercise Price of an Option will be determined by the Committee when the Option is granted and, if the Shares are listed on a stock exchange, shall not be less than the price permitted by the policies of such stock exchange;

Method of Exercise. Options may be exercised only by delivery to the Company of a written stock option exercise agreement (the “Exercise Agreement”) in a form set out in Schedule B hereto and approved by the Committee (which need not be the same for each Participant), stating the Participant’s election to exercise the Option, the number of Shares being purchased, the restrictions imposed on the Shares purchased under such Exercise Agreement, if any, and such representations and agreements regarding Participant’s investment intent and access to information and other matters, if any, as may be required or desirable by the Company to comply with applicable securities laws, together with payment in full of the Exercise Price in cash or cash equivalents, and any applicable taxes, for the number of Shares being purchased. If someone other than the Participant exercises the Option, then such person must submit documentation reasonably acceptable to the Company that such person has the right to exercise the Option. The Option may not be exercised unless such exercise is in compliance with all applicable securities laws, as they are in effect on the date of exercise;

Termination. Subject to Article VII and earlier termination pursuant to Article 5 and notwithstanding the exercise periods set forth in the Stock Option Agreement, exercise of an Option will always be subject to the following:

if the Participant is Terminated for any reason other than for cause or the Participant’s death or Disability, then the Participant may exercise such Participant’s Options, (but only to the extent that such Options would have been vested and exercisable upon the Termination Date), no later than three months after the Termination Date (but in any event, no later than the Expiration Date) or such other period as may be specified in the Stock Option Agreement;

if the Participant is Terminated for cause, then the Participant may exercise such Participant’s Options, (but only to the extent that such Options would have been vested and exercisable upon the Termination Date), no later than the second business day after the Termination Date (but in any event, no later than the Expiration Date) or such other period as may be specified in the Stock Option Agreement; and

if the Participant is Terminated because of the Participant’s death or Disability, then such Participant’s Options may be exercised, (but only to the extent that such Options would have been vested and exercisable by Participant on the Termination Date) by Participant (or Participant’s legal representative or authorized assignee), no later than 12 months after the Termination Date (but in any event no later than the Expiration Date) or such other period as may be specified in the Stock Option Agreement;

Limitations on Exercise. The Committee may specify a reasonable minimum number of Shares that may be purchased on exercise of an Option, provided that such minimum number will not prevent Participant from exercising the Option for the full number of Shares for which it is then exercisable;

Modification, Extension or Renewal. Subject to section 0, the Committee may modify, extend or renew outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant’s rights under any Option previously granted; and

Issuance of Shares. Provided that the Exercise Agreement and payment are in form and substance satisfactory to counsel for the Company, the Company shall issue the Shares registered in the name of the Participant or Participant’s legal representative and shall deliver certificates representing the Shares with the appropriate legends affixed thereto.

ADMINISTRATION

Committee Authority. This Plan will be administered by the Committee or the Board acting as the Committee. Subject to the general purposes, terms and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan including, without limitation, the authority to:

construe and interpret this Plan, any Stock Option Agreement and any other agreement or document executed pursuant to this Plan;

prescribe, amend and rescind rules and regulations relating to this Plan (subject to section 0);

select Eligible Persons to receive Options under the Plan;

determine the form and terms of Options and Stock Option Agreements, not inconsistent with the terms of the Plan;

determine the Exercise Price of an Option;

determine the number of Shares to be covered by each Option;

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determine whether Options will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, any other incentive or compensation plan of the Company;

amend or modify each Option (subject to section 0);

determine the vesting and exercisability of Options; and

correct any defect, supply any omission, or reconcile any inconsistency in this Plan, any Option, any Stock Option Agreement or any Exercise Agreement (subject to section 0).

Committee Discretion. Any determination made by the Committee with respect to any Option will be made in its sole discretion at the time of grant of the Option or, unless in contravention of any express term of this Plan or Option, at any later time, and such determination will be final and binding on the Company and on all persons having an interest in any Option under this Plan.

PRIVILEGES OF OWNERSHIP

Voting and Dividends. No Participant will have any of the rights of a shareholder with respect to any Shares until the Shares are issued as evidenced by the appropriate entry on the securities register of the Company. After Shares are issued to the Participant, the Participant will be a shareholder and have all the rights of a shareholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares.

Non-Transferability of Options. Options granted under this Plan, and any interest therein, may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by the applicable laws of descent; provided however that, with respect to any Non-Qualified Stock Option, a Participant may transfer such Option to:

a trust created by the Participant for the benefit of his or her lawful spouse, child, or children;

such Participant’s lawful spouse, child or children; or

a corporation, all of the shares of which are owned by the Participant.

Upon any such permitted transfer, none of the aforesaid transferees shall become a Participant under this Plan and the transferring Participant shall remain the Participant for the purposes of the interpretation of the terms and conditions of this Plan, as applicable. Options under this Plan shall not be subject to execution, attachment or similar process. The terms of the Option shall be binding upon the executors, administrators and heirs of the Participant.

CORPORATE TRANSACTIONS

Assumption or Replacement of Options by Successor. If the event of:

a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, or other transaction in which there is no substantial change in the shareholders of the Company or their relative shareholdings and the Options granted under this Plan are assumed, converted or replaced by the successor corporation, which assumption will be binding on all Participants);

a merger in which the Company is the surviving corporation but after which shareholders of the Company immediately prior to such merger (other than any shareholder which merges, or which owns or controls another corporation which merges, with the Company in such merger) cease to own their shares or other equity interests in the Company; or

the sale of substantially all of the assets of the Company,

any or all outstanding Options may be assumed, converted or replaced by the successor corporation (if any), which assumption, conversion or replacement will be binding on all Participants or, in the alternative, the successor corporation may substitute equivalent Options or provide substantially similar consideration to Participants as was provided to shareholders (after taking into account the existing provisions of the Options). The successor corporation may also issue, in place of outstanding Shares of the Company held by the Participant, substantially similar shares or other property subject to repurchase restrictions and other provisions no less favourable to the Participant than those which applied to such outstanding Shares immediately prior to such transaction described in this section 0, which substitution, provision or other consideration or issuance shall be binding on all Participants. In the event such successor corporation (if any) refuses to assume or substitute Options, as provided above, pursuant to a transaction described in this section 0, then notwithstanding any other provision in this Plan to the contrary, such Options will expire on such transaction at such time and on such conditions as the Committee will determine (including, without limitation, the Committee may, in the exercise of its sole discretion in such instances, give each Participant the right to exercise his or her Option as to all or a part of the Shares thereof, including Shares as to which the Option would not otherwise be exercisable).

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Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, to the extent that an Option has not been previously exercised, it will terminate immediately prior to the consummation of such proposed action. The Committee may, in the exercise of its sole discretion in such instances, declare that any Option shall terminate as of a date fixed by the Committee and give each Participant the right to exercise his or her Option as to all or any part of the Shares thereof, including Shares as to which the Option would not otherwise be exercisable.

Assumption of Options by the Company. The Company, from time to time, also may substitute or assume outstanding options granted by another company, whether in connection with an acquisition of such other company or otherwise, by either:

granting an Option under this Plan in substitution of such other company’s option; or

assuming such option as if it had been granted under this Plan if the terms of such assumed option could be applied to an Option granted under this Plan.

Such substitution or assumption will be permissible if the holder of the substituted or assumed option would have been eligible to be granted an Option under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an option granted by another company, the terms and conditions of such option will remain unchanged (except that the exercise price and the number and nature of shares issuable upon exercise of any such option will be adjusted appropriately). In the event the Company elects to grant a new Option rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price.

Effect of a Change of Control. If a Change of Control occurs, the Committee will have the sole discretion to amend, abridge or otherwise eliminate any vesting schedule so that the Shares subject to each outstanding Option will become vested, whereupon such Option may be exercised in whole or in part by the Participant.

AMENDMENT OR TERMINATION OF PLAN

Board May Amend. The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate the Plan or any Option granted under the Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Plan, and changes regarding the vesting of Options; provided, however, that:

such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Option, as determined by the Board acting in good faith, without his or her consent in writing;

the Board shall obtain shareholder approval of the following:

any amendment to the maximum number of Shares specified in section 0 in respect of which Options may be granted under the Plan (other than pursuant to section 0);

any amendment that would reduce the exercise price of an outstanding Option (as defined in applicable securities laws) of an insider, other than pursuant to section 0;

any amendment that would extend the term of any Option granted to an insider under the Plan beyond the Expiration Date.

Powers of the Board Following Termination of the Plan. If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board or the Committee and in force on the date of termination will continue in effect as long as any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board shall remain able to make such amendments to the Plan of the Options as they would have been entitled to make if the Plan were still in effect.

ADDITIONAL PROVISIONS CONCERNING U.S. PARTICIPANTS

Committee Discretion Regarding Qualification. Options granted to a U.S. Participant will generally be Qualified Stock Options, provided however, that the Committee may, at its discretion, at the time of the grant of the Options, make a determination as to whether the Options will be Qualified Stock Options or Non-Qualified Stock Options.

Options granted to Non-Employees. Options granted to a Participant who is a United States citizen or resident within the meaning of the Code and who is not an employee of the Company or a U.S. Subsidiary will not be Qualified Stock Options. Any Stock Option Agreement with such an Optionee for a grant of Options under the Plan will state that the Options granted thereunder are Non-Qualified Stock Options for U.S. income tax purposes.

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Additional Terms and Conditions. In addition to the terms and conditions of Options granted under the Plan referred to in the preceding sections, Options granted to a U.S. Participant that are granted by the Company as Qualified Stock Options will be subject to the following terms and conditions:

Options will be designated in the Stock Option Agreement as either Qualified Stock Options or Non-Qualified Stock Options;

if the U.S. Participant is directly or indirectly the beneficial owner of more than 10% of the combined voting power of all classes of shares in the capital of the Company or a U.S. Subsidiary at the time an Option is granted to the U.S. Participant, the exercise price of such Option will be equal to at least 110% of the Exercise Price, as determined in accordance with subsection 0, and the term of the Option shall be five years from the date of grant thereof or such shorter term as may be provided in the Stock Option Agreement;

Options may not be transferred, assigned or pledged in any manner other than by will or applicable laws of descent and distribution and shall be exercisable during the U.S. Participant’s lifetime only by the U.S. Participant;

no Options may be granted after the date immediately preceding the tenth anniversary of the earlier of the date this Plan was adopted or was approved by the Company’s shareholders, except that if an amendment and restatement of this Plan has subsequently been approved by the Company’s shareholders, no Options may be granted after the date immediately preceding the tenth anniversary of the date of such subsequent approval; and

notwithstanding any other provision of this Plan, such Option by its terms must not be exercisable after the expiry of ten years from the date the Option is granted.

Acknowledgments of U.S. Participants. If a U.S. Participant is granted Options under the Plan, the Exercise Agreement of the U.S. employee will contain acknowledgements by the U.S. employee that:

notwithstanding a designation of Options granted to a U.S. Participant as Qualified Stock Options, to the extent that the aggregate fair market value, determined as of the date such Options were granted, of the Shares issuable on exercise of Options which are exercisable for the first time by any U.S. Participant during any calendar year exceeds U.S.$100,000, such excess Options shall not be treated as Qualified Stock Options; and

in order for Options granted under the Plan to be treated as Qualified Stock Options:

Shares purchased on the exercise of an Option must not be sold or otherwise disposed of within two years from the date the Option was granted, or within one year from the date the Option was exercised;

if a U.S. Participant’s employment with the Company terminates for any reason other than total disability or death as provided in (iii) or (iv), the U.S. Participant must maintain his or her status as a employee of the Company or U.S. Subsidiary at all times during the period beginning on the date the Option is granted and ending three months before the date an Option is exercised;

if a U.S. Participant’s employment with the Company terminates because of “total disability,” his or her Option must be exercised before the date 12 months after the date of termination. The term “total disability” means a medically determinable mental or physical impairment that is expected to result in death or has lasted or is expected to last for a continuous period of 12 months or more and that, in the opinion of the Company and two independent physicians, causes the U.S. Participant to be unable to perform his or her duties as an employee, director, officer or consultant of the Company or U.S. Subsidiary and unable to be engaged in any substantial gainful activity. Total disability shall be deemed to have occurred on the first day after two independent physicians have furnished their written opinion of total disability to the Company and the Company has reached an opinion of total disability; and

if a U.S. Participant dies while employed with the Company, his or her Options must be exercised within one year after the date of death.

The acknowledgement of the U.S. Participant in (b)(ii) above does not confer upon the U.S. Participant any right with respect to continuation of his employment relationship with the Company, nor will it interfere in any way with the Company’s right to terminate his employment relationship at any time, with or without cause.

Legend. Unless and until Shares issuable upon the exercise of Options are registered under the United States Securities Act of 1933, as amended, Shares issued under this Plan to a Participant who is a resident of the United States of America will contain the following legend, as amended or supplemented by applicable laws:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED OR ASSIGNED EXCEPT (A) TO CONTINENTAL ENERGY CORPORATION (THE "COMPANY"), (B) OUTSIDE THE UNITED

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STATES IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT, IF AVAILABLE, OR (C) INSIDE THE UNITED STATES (1) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (2) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN CONNECTION WITH ANY TRANSFERS PURSUANT TO (C)(1) OR (C)(2) ABOVE, THE SELLER HAS OBTAINED AND FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING, REASONABLY SATISFACTORY TO THE COMPANY AND TO ITS TRANSFER AGENT, TO THAT EFFECT; AND THE SELLER HAS FURNISHED OTHER DOCUMENTATION TO THE COMPANY'S TRANSFER AGENT AS IT MAY REQUIRE.

Notwithstanding this Article 7, the Company does not assume responsibility for the income or other tax consequences for Participants or U.S. Participants under the Plan and they are advised to consult their own tax advisors.

GENERAL

No Obligation to Employ. Nothing in this Plan or any Option granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or limit in any way the right of the Company to terminate Participant’s employment or other relationship at any time, with or without cause.

Governing Law. This Plan and all Options granted under this Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia.

Notices. Any notice required to be given or delivered to the Company under the terms of this Agreement shall be in writing and addressed to the Corporate Secretary of the Company at its principal corporate offices. Any notice required to be given or delivered to Participant shall be in writing and addressed to participant at the address indicated in the Stock Option Agreement or to such other address as such party may designate in writing from time to time to the Company. All notices shall be deemed to have been given or delivered upon: personal delivery; three days after deposit in the mail by certified or registered mail (return receipt requested); one business day after deposit with any return receipt express courier (prepaid); or one business day after transmission by confirmed facsimile, rapidfax or telecopier.

Successors and Assigns. The Company may assign any of its rights under this Agreement. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company.

Non-exclusivity of the Plan. Neither the adoption of this Plan by the Board nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

Pre-Existing Options. Notwithstanding the foregoing, nothing in this Plan shall apply, or be construed to apply to or otherwise effect any outstanding stock options granted by the Company prior to the date of this Plan. In any such case those stock options shall remain in full force and effect for the remainder of their term subject only to the rights, terms, and conditions of their grant and any stock option agreement in effect with the holder.

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Continental Energy Corporation - AGM 2012	Information Circular	Page 27 of 27